HEALTH RUSH, INC.

                                                              May 31, 2006
Via EDGAR Transmission
----------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re:  Health Rush, Inc.
          Registration Statement on Form SB-2
          SEC File Number 333-130810

Ladies and Gentlemen:

     In furtherance of the withdrawal letter submitted by Health Rush, Inc. (the "Registrant") on May 30, 2006, and pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby reaffirms its request for the withdrawal, effective immediately, of its Registration Statement on Form SB-2 which was initially filed by the Registrant with the Securities and Exchange Commission (the "Commission") on December 30, 2005 (Commission File Number 333-130810) (the "Initial Filing"), together with all exhibits thereto, and which was further amended by Amendment No. 1 to the Registration Statement filed with the Commission on February 15, 2006, together with all exhibits thereto (the "Amendment," and together with the Initial Filing, the "Registration Statement"). The Registrant further requests such withdrawal on account of its determination that conditions at this time are unfavorable for the Registrant's pursuit of the offering of its securities as contemplated by such Registration Statement. As noted, the Registrant may undertake a subsequent offering of its securities including, without limitation, in reliance upon and in accordance with Rule 155(c) of the Securities Act.

     This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Securities Act.

     The Registrant hereby further requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

     Please contact William Aul, Esq. at (619) 497-2555 with any questions regarding this request for withdrawal.

                                       Sincerely,
                                       HEALTH RUSH, INC.

                                       /s/ Christopher J. Langbein
                                       ---------------------------------
                                       Christopher J. Langbein
                                       President and CEO